# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Texas Pacific Land Corp, CIK 0001811074
CUSIP: 88262P102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1700 PACIFIC AVENUE, 1700 PACIFIC AVENUE, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001056823-21-000007
Filed by CIK 0001056823
Persons authorized to receive notices and communications: Jay Kesslen, 470 Park Ave S, 8th Fl S, New York, New York (NY), 10016, 646-867-1176

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC (CIK 0001056823): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,578,173; sole dispositive power 3,578,173; aggregate amount beneficially owned 3,578,173 (15.6% of the class)
  Comment: The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (Amendment No. 8). This Amendment No. 8 amends, supplements and to the extent inconsistent with, supersedes the initial Schedule 13D filed with the Securities and Exchange Commission (the SEC) on January 12, 2021, as amended by Amendment No. 1 filed with the SEC on February 2, 2022, Amendment No. 2 filed with the SEC on January 27, 2023, Amendment No. 3 filed with the SEC on August 1, 2023, Amendment No. 4 filed with the SEC on December 6, 2023, Amendment No 5 filed with the SEC on February 5, 2024, and Amendment No 6 filed with the SEC on February 7, 2024, Amendment No 7 filed with the SEC on February 28, 2024 (Amendment No. 7 and, collectively with the initial Schedule 13D filed on January 12, 2021 and each subsequent amendment thereto, the Schedule 13D).
  
  On March 27, 2024, the Issuer effectuated a split of its common stock 3-for-1, so the figures reported in the prior Schedule 13D, filed on February 28, 2024, should be deemed to have been multiplied by 3 as of such date.
- Horizon Kinetics Holding Corp (CIK 0000088000): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,578,173; sole dispositive power 3,578,173; aggregate amount beneficially owned 3,578,173 (15.6% of the class)
  Comment: On August 1, 2024, Horizon Kinetics LLC merged with Scott's Liquid Gold-Inc which was renamed Horizon Kinetics Holding Corporation (HKHC). As such, Horizon Kinetics Asset Management LLC (HKAM) became a wholly owned subsidiary of HKHC.
  
  HKHC may be deemed to beneficially own the 3,578,173 shares beneficially owned by HKAM. HKHC has not entered into any separate transactions in the shares following the filing of Amendment No. 7 other than those listed below under Schedule A by HKAM.
  
  On March 27, 2024, the Issuer effectuated a split of its common stock 3-for-1, so the figures reported in the prior Schedule 13D, filed on February 28, 2024, should be deemed to have been multiplied by 3 as of such date.
- STAHL MURRAY (CIK 0001207097): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 7,848; shared voting power 3,578,173; sole dispositive power 7,848; aggregate amount beneficially owned 3,578,173 (15.6% of the class)
  Comment: On March 27, 2024, the Issuer effectuated a split of its common stock 3-for-1, so the figures reported in the prior Schedule 13D, filed on February 28, 2024, should be deemed to have been multiplied by 3 as of such date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Texas Pacific Land Corp
Address of issuer's principal executive offices: 1700 PACIFIC AVENUE, 1700 PACIFIC AVENUE, DALLAS, Texas (TX), 75201

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety to read as follows:

(i) Horizon Kinetics Asset Management LLC (HKAM), a Delaware limited liability company and a wholly owned subsidiary of Horizon Kinetics Holding Corporation (HKHC), a Delaware corporation, with respect to the shares directly and beneficially owned by it;

(ii) HKHC (together with HKAM) with respect to the shares directly and beneficially owned by it; and

(iii) Murray Stahl, with respect to the shares directly and beneficially owned by him.

Each of the foregoing is referred to as a Horizon Reporting Person and collectively as the Horizon Reporting Persons.
Residence or business address: The business address for HKAM is 470 Park Ave S, 8th Fl S, New York, NY 10016.
Present principal occupation or employment: HKHC, through its wholly owned registered investment adviser, HKAM, acts as a discretionary investment manager on behalf of its clients, who maintain beneficial interest in TPL. In addition, HKHC and its principals maintain ownership of TPL by virtue of investments in certain accounts, including proprietary accounts. Mr. Stahl is HKHC's Chief Executive Officer, Chairman of the Board and serves as Chief Investment Officer.
Criminal convictions in the last five years: no
Civil proceedings (securities laws) in the last five years: no
Citizenship: Mr. Stahl is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to include the following:

HKAM used client assets to purchase shares on behalf of its clients, and its own working capital to purchase shares for its proprietary accounts, which has included funds deposited by its personnel.

Mr. Stahl has a direct ownership interest in 7,848 shares, all of which were purchased with personal funds. Mr. Stahl has an indirect ownership interest in approximately 156,083 shares. The shares were purchased with funds from the accounts that purchased such shares, which includes funds deposited by other investors including Mr. Stahl. In connection with Mr. Stahl's service on the TPL Board of Directors, Mr. Stahl has been awarded 657 shares to date.

On March 27, 2024, the Issuer effectuated a split of its common stock 3-for-1, so the figures reported in the prior Schedule 13D filed on February 28, 2024, should be deemed to have been multiplied by 3 as of such date.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows

Percentages of the shares outstanding reported are calculated based upon the 22,974,914 Shares outstanding as of October 31 2024, as reported in TPL's current Form 10-Q for the period ended September 30, 2024, filed with the SEC on November 8 2024.

As of the close of business on December 16, 2024, HKAM beneficially owned 3,578,173 Shares.

Percentage: Approximately 15.57%
Number of shares as to which each person has sole or shared power to vote or dispose: HKAM's Sole Power to Vote is 3,578,173 shares.
Transactions in the class effected during the past sixty days:
The transactions in the shares of HKAM following the filing of Amendment No. 8 are set forth in Schedule A and are incorporated herein by reference.

This Schedule 13D does not include approximately 80,036 Shares held personally by senior portfolio managers of HKAM.

The right to dividends from, or proceeds from the sale of such shares resides with the beneficial owners of such accounts, and HKAM with respect to its proprietary accounts.
Other persons with the right to receive dividends or sale proceeds: n/a
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, Jay Kesslen, General Counsel (12/18/2024)
- Horizon Kinetics Holding Corp: /s/Jay Kesslen, Jay Kesslen, General Counsel (12/18/2024)
- STAHL MURRAY: /s/Jay Kesslen, Jay Kesslen, General Counsel (12/18/2024)